Attachment to Form 4
Robert L. McCoy
June 19, 2003

(1)

On April 16, 2003, Family Trust A - BL McCoy Jr. Rev Trust (the “Trust”) entered into a Forward Purchase Contract (the “Contract”) in connection with a Rule 10b5-1 Stock Trading Plan of the same date relating to up to 100,000 shares of common stock. As of June 19, 2003, the Trust’s investment bank (the “Investment Bank”) completed its hedge under the Contract and the reporting person committed all 100,000 of those shares (the “Contract Amount”) pursuant to which the Trust will deliver on June 23, 2008 (the “Settlement Date”) a number of shares of common stock (or, at the option of the Trust, the cash equivalent of such shares) equal to the Settlement Amount, which will be determined as follows:

(a)

If the closing price (the “Settlement Value”) of the common stock on June 18, 2008 (the “Valuation Date”) is less than or equal to $31.7136 (the “Floor Price”), then the Settlement Amount will be equal to the Contract Amount.

(b)

If the Settlement Value on the Valuation Date is greater than the Floor Price but less than or equal to $47.7569 (the “Threshold Price”), then the Settlement Amount will be equal to the Contract Amount x (Floor Price / Settlement Value).

(c)

If the Settlement Value on the Valuation Date is greater than the Threshold Price, then the Settlement Amount will be equal to the Contract Amount - [Contract Amount x ((Threshold Price - Floor Price) / Settlement Value)].

In consideration therefor, the Trust has received an aggregate purchase price of approximately $2,984,810.00. The Trust has pledged 100,000 shares of common stock to secure its obligations under the Contract.